PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

Via EDGAR

January 6, 2017

Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

(CIK No.: 0000896435; 1940 Act No.: 811-07452)

Dear Ms. Rossotto:

Below are responses to your comments, which we received on December 16, 2016, regarding the Preliminary Joint Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) for the above named registrant (the “Registrant,” each series of which, a “Fund”). The Preliminary Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2016, pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended. The purposes of the Preliminary Joint Proxy Statement is to request shareholders of the Registrant to: (1) elect trustees; (2) approve an amendment to the Registrant’s Agreement and Declaration of Trust; (3) approve changes to each Fund’s fundamental commodities restriction; and (4) add two new affiliated sub-advisers to the Funds. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.

1.	Comment: Under Proposal 2 and the related Q&A, add language clarifying that the proposed changes are consistent with state and federal law.

Response: The disclosure in Proposal 2 and the related Q&A has been revised to include the following statement: “The proposed amendments would not alter the Trustees’ existing fiduciary obligations to act in the best interests of the Trust and its shareholders and would not remove any of the shareholder protections required by current federal law and state law.”

2.	Comment: In the Q&A related to Proposal 2, consider changing the language indicating that the Board “believes” the proposed change will make the administration of the Trust more efficient and cost-effective to the Board “determined” such fact. Also consider adding language indicating that the proposed change will provide the Trust will the full flexibility conferred by state law.

Response: The Registrant respectfully declines to change the language indicating that the Board “believes” the proposed change will make the administration of the Trust more efficient and cost-effective to the Board “determined” such fact because such a determination by the Board is not reflected in the resolutions related to the Board’s consideration of the proposed changes and therefore we believe that “determined” may overstate the actions taken by the Board. The following language has been added to the Q&A for Proposal 2 in response to the second part of your comment: “The proposed changes are designed to enable the Trust to take full advantage of the flexibility conferred by the Investment Company Act of 1940 Act, as amended (the “1940 Act”) and Delaware law.”

3.	Comment: Confirm supplementally if the Adviser may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waivers and/or expense reimbursements.

4.	Comment: In the Q&A related to Proposal 3, confirm that “1940 Act” has been previously defined.

Response: The Registrant confirms that “1940 Act” has been previously defined in the current version of the proxy statement.

5.	Comment: In Proposal 3 and the related Q&A, consider whether the language should be revised to reflect that the Proposal would permit each Fund to purchase and sell physical commodities to the extent permitted under the 1940 Act “and” any other governing statute rather than “or” any other governing statute.

Response: The proposed restriction in Proposal 3 and the related Q&A has been revised as follows (strikethrough language deleted, underlined language added): “Proposal 3 would permit each Fund to purchase and sell physical commodities to the extent permitted under the 1940 Act ~~or~~ and any other governing statute, and by the rules thereunder, ~~or~~ and by the Securities and Exchange Commission (the “SEC”) or other regulatory agency with authority over the Fund.”

6.	Comment: Consider moving the Q&A related to voting at the meeting to the back of the proxy statement.

Response: A number of the Q&A related to voting at the meeting have been moved to the back of the proxy statement.

7.	Comment: With respect to Proposal 1, consider adding disclosure indicating that the net effect of the Proposal would be to increase the Board by two trustees.

Response: The following statement has been added to Proposal 1: “If each Trustee Nominee is approved, the number of Board members comprising the Trust’s Board will increase from 13 to 15 Trustees.”

Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Peter A. Davidson
Peter A. Davidson